UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41324

AKANDA CORP.

(Registrant’s Name)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Share Issuance Pursuant to the Conversion of a Promissory Note

On January 26, 2023, Akanda Corp. (the “Company”) issued a promissory note to Halo Collective Inc. (“Halo”) for a principal amount of Three Hundred Twenty-Eight Thousand Hundred Dollars ($328,000.00) (the “Note”). The Note bears an interest rate of 7% per annum and has a maturity date on June 25, 2023. If the amount payable is due, whether at stated maturity, by acceleration or otherwise, the overdue amount shall bear and accrue an interest rate of 1.25%.

On July 25, 2023, the Company and Halo entered into a Note Conversion Agreement to convert $360,960 of the total remaining outstanding balance, including accrued interest, under the Note into Common Shares of the Company at $0.62 per share (the “Conversion Shares”). The Company and Halo agreed that after the issuance of the Conversion Shares, the principal balance outstanding under the Note is $0. Upon satisfaction of complying with Nasdaq Capital Market rules, the Company issued 582,193 Common Shares to Halo in full satisfaction of the Note.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.

By	:	/s/ Katie Field
Name	:	Katie Field
Title	:	Executive Director

Date: August 18, 2023